Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, Massachusetts 01852

August 14, 2020
BY EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Enterprise Bancorp, Inc. Exchange Offer.
Ladies and Gentlemen:
In connection with the exchange offer (the “Exchange Offer”) being made by Enterprise Bancorp, Inc. (the “Issuer”) pursuant to the prospectus contained in the Issuer’s Registration Statement on Form S-4 (File No. 333-245669) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2020, this letter will confirm the following:
(1)    The Issuer is registering the Exchange Offer in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No‑Action Letters”).
(2)    The Issuer has not entered into any arrangement or understanding with any person to distribute the registered 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 to be received in the Exchange Offer (the “New Notes”) in exchange for the Issuer’s outstanding 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Old Notes”), and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offer, is not an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuer to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the New Notes. In this regard, the Issuer will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Issuer acknowledges that such a secondary resale for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
(3)    A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the New Notes, and the Issuer (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the

U.S. Securities and Exchange Commission
August 14, 2020

Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (2) above in connection with any resale of such New Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

By:     /s/ Joseph R. Lussier
Name:    Joseph R. Lussier
Title:     Executive Vice President, Chief
Financial Officer & Treasurer